SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of December, 2006

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Total Voting Rights





Prudential plc

27 December 2006

For Immediate Release



Prudential plc ("Prudential")

TOTAL VOTING RIGHTS AND ISSUED SHARE CAPITAL


In accordance with the transitional provisions of the Financial Services Authority's Disclosure and Transparency Rules, Prudential would like to notify the market of the following:


At 6pm on 22 December 2006 Prudential's issued share capital consists of 2,444,312,425 ordinary shares of 5p each and which are admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of Prudential. Prudential does not hold any ordinary shares in treasury.

Therefore, the total number of voting rights in Prudential is 2,444,312,425.

This figure (2,444,312,425) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Prudential under the Financial Services Authority's Disclosure and Transparency Rules.


Additional information:

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.



Enquiries:



Prudential plc
Lee Davis, Group Secretariat
020 7548 3807




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 27 December 2006

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/ Robert Walker
                                             Deputy Group Secretary